Exhibit 99.9

Mark Kaufman
16, boulevard de la Princesse Charlotte
98000 Monaco

                                                             November 14, 2012

Members of the Board of Directors
Central European Distribution Corporation
3000 Atrium Way, Suite 265
Mt. Laurel, New Jersey  08054

Dear Members of the Board,

Yesterday, Roustam Tariko, CEDC’s largest stockholder with beneficial ownership of approximately 19.5% of CEDC’s outstanding common stock,1 sent a letter to fellow investors, in which he eloquently expressed his well-founded “deep concerns regarding the financial and operating condition of CEDC, as well as [his] frustration with the Board’s persistent refusal to take the steps necessary to address this situation.”

As CEDC’s second largest stockholder, owning approximately 9.5% of CEDC’s outstanding common stock, I share Mr. Tariko’s profound concern and deep frustration.

Over the past year, CEDC has suffered a number of stunning and inexcusable setbacks, including (1) having to restate financial statements because of accounting errors, (2) failing to establish any semblance of long-term leadership following the resignation of its Chairman, Chief Executive Officer and President, (3) missing two consecutive filing deadlines for its Form 10-Qs, (4) violating a NASDAQ listing rule, (5) undergoing the suspension of trading of its shares on the Warsaw Stock Exchange, (6) disclosing potentially serious FCPA violations, and (7) failing to solve a liquidity crisis that may result in a default under the Company’s indebtedness.

With these self-inflicted wounds, it is no wonder that CEDC’s stock price has plummeted, closing at just $1.61 yesterday – an astronomical drop of 75% from its 52-week high.  In fact, CEDC’s stock price would have to increase by more than 2,381% to be back at its three-year high!  There is no clearer indication of these dire straits than the fact that CEDC’s own auditors have raised “substantial doubt about the Company’s ability to continue as a going concern.”

You should have known better than to allow the company to sink this low.  I have written you on many occasions to voice my concerns and offer my assistance – on September 12, 2011, December 9, 2011, February 21, 2011, May 10, 2012, July 12, 2012 and again on August 2, 2012 – but you have ignored me, and, preferring entrenchment, you have proven yourself woefully incapable of getting the company back on course.  Considering the stakes are high for CEDC, I believe that no more time should be wasted – too much has been already.

1 The 19.5% figure includes 3 million shares of CEDC common stock which Mr. Tariko and his affiliates have a right to acquire at any time from the company (at no additional consideration), but have not yet acquired.

Taking into account these matters as well as those addressed by Mr. Tariko yesterday, as CEDC continues to lurch from crisis to crisis under your leadership (or lack thereof), I write again to urge you in the strongest terms to adopt a new attitude towards stewardship of the company, to make an immediate change in the composition of CEDC’s board, and to engage directly with CEDC’s major stockholders.

As you know, I have over 20 years of international business experience in the wines and spirits sector and a longstanding and very deep knowledge of CEDC’s industry and operations, particularly in Russia.  My interest in CEDC is only to improve the company’s operations and financial situation for the benefit of all stockholders, particularly in light of the failure of management and the board to have done so effectively over the last year, during a period of crisis in the company.  I believe holders of a majority of CEDC’s shares – including Mr. Tariko, based on his letter – would support a change in CEDC’s board and direction in light of recent results, and that such a change is absolutely essential to ensure the survival of the company and to attract the investment necessary to save the company from ruin.

As a first step in this regard, I demand that CEDC immediately call a special meeting of its board of directors at which I and other interested large stockholders of CEDC would have an opportunity to discuss the future of the company and its strategy and options moving forward.  CEDC should publicly announce the date and time of such meeting and allow any holders of at least 0.5% of CEDC’s common stock to attend and participate – this meeting could be held at the company’s primary corporate office in Warsaw, Poland on November 22 or November 23.  As you know, in addition to myself and Mr. Tariko, a small number of stockholders control a significant portion of CEDC’s common stock.  These stockholders should be treated with courtesy and respect, and afforded the opportunity to make their views known in person and directly to CEDC’s board of directors, particularly in light of the record of sad failure of CEDC’s management and board over the last twelve months, and the failure of CEDC to convene a timely annual meeting of stockholders.  It is long past time to end the counterproductive bunker-building and stone-walling that seem to characterize the current board’s attitude toward engagement with its own responsibility to CEDC and to CEDC’s stockholders.  Too much time has passed already, and we need to correct CEDC’s course immediately to stop CEDC from sliding into bankruptcy or dissolution.  Recognizing the interests of CEDC’s stockholders, opening an honest dialogue with them, and beginning the process of reconstituting a board committed to more than simply protecting itself will be steps in the right direction.

I invite CEDC stockholders who support the idea of such a meeting to contact me at restorecedc@benoit-associes.com, and equally to express yourselves directly to CEDC’s board of directors.

As a second step, in light of the failures of the current CEDC board, I call for you to entirely reconstitute its membership, which is in desperate need of a dramatic makeover.  To that end, I call again for you to immediately appoint me to fill the vacancy which currently exists on the board.  By joining the CEDC board as a director unaffiliated with Mr. Tariko, current management or the long-serving directors on the board, I would be able to afford the board and management the benefit of my experience, expertise and interest in CEDC, for the benefit of the company and all of its stockholders, during the current difficult operational and financial period and in connection with negotiations with Mr. Tariko.  Following that, the company should nominate me for election to the board at the next annual meeting, which should be held forthwith.  Indeed, at this point, almost 18 months have elapsed since CEDC’s last annual meeting, which is a corporate governance embarrassment.  I suggest that the board proposed at the next annual meeting be composed of nine directors, including besides myself at least three new independent directors – with professional experience in CEDC’s market – and three directors nominated by Mr. Tariko.

As CEDC’s second largest stockholder, I look forward to hearing from you and working together to advance the best interests of CEDC, all its stockholders and its other stakeholders.  I continue to believe in the quality of our company’s underlying assets and the strength of its market position, and I believe that at its current valuation it could be made into a very attractive investment opportunity, provided that it is restructured and properly managed by new leadership.

Respectfully yours,

/s/ Mark Kaufman

Mark Kaufman